UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

01 June 2010

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   'Director/PDMR Shareholding'

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Maeve Carton

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Maeve Carton

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

35,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

130,755 Ordinary Shares under Share Option Schemes
Maximum of 28,436 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Myles Lee

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

85,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

542,060 Ordinary Shares under Share Option Schemes
Maximum of 172,725 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Albert Manifold

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

60,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

275,241 Ordinary Shares under Share Option Schemes
Maximum of 130,225 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Mark S. Towe

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

70,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

469,241 Ordinary Shares under Share Option Schemes
Maximum of 159,289 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Neil Colgan

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Neil Colgan

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

13,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

53,427 Ordinary Shares under Share Option Schemes
Maximum of 6,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
2,772 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Erik Bax

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Erik Bax

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

40,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

193,715 Ordinary Shares under Share Option Schemes
Maximum of 70,526 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Doug Black

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Doug Black

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

45,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

340,616 Ordinary Shares under Share Option Schemes
Maximum of 106,962 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Jack Golden

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

20,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

146,426 Ordinary Shares under Share Option Schemes
Maximum of 40,763 Ordinary Shares that may vest under the 2006 Performance Share Plan
2,772 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Henry Morris

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

45,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

281,597 Ordinary Shares under Share Option Schemes
Maximum of 108,299 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

William J. Sandbrook

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

William J. Sandbrook

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Not applicable

8. State the nature of the transaction

Grant of options under the CRH 2010 Share Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

Not applicable

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

Not applicable

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

Not applicable

13. Price per
share
or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

28th May 2010

18. Period during which or date on which it can be exercised

28th May 2013 to 27th May 2020

19. Total amount paid (if any) for grant of the option

Nil

20. Description of
shares
or debentures involved (
class
and number)

45,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€18.39

22. Total number of
shares
or debentures over which options held following notification

301,800 Ordinary Shares under Share Option Schemes
Maximum of 101,853 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

31st May 2010

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       01 June 2010

                                                                                                                                                                                                                                                     By:___/s/Maeve Carton___

M. Carton
                                                        Finance Director